Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Teekay Corporation

We consent to the use of our report dated April 6, 2022, on the consolidated financial statements of Teekay Corporation, which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, the related consolidated statements of (loss) income, comprehensive income (loss), changes in total equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, and our report dated April 6, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021, which are incorporated by reference in this Registration Statement on Form S-8 dated June 30, 2022 of Teekay Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

June 30, 2022

Vancouver, Canada